Nutra  Pharma Corp.
2776 University Drive
Coral Springs, Florida  33065
(954) 509-0911

CORRESPONDENCE FILED VIA EDGAR

April 8, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jim Peklank, Staff Accountant

Re:	Nutra Pharma Corp. (“we” or “us” or “our”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the quarterly period ended September 30, 2009
File No. 000-32141

Dear Mr. Rosenberg:

The following are our responses to the Commission’s March 22, 2010 comment letter:

Form 10-K For the Fiscal Year Ended December 31, 2008

Patents, Trademarks, Licenses and Intellectual Property

Response to Comment 1
We will revise our disclosure to include the expiration date of each of our material patents in future filings beginning with our December 31, 2009 Form 10-K, including those that have been assigned or licensed to us.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Response to Comment 2
We will provide an explanation for significant changes in each line item in our results of operations in future filings beginning with our December 31, 2009 Form 10-K.

Item 10. Directors and Executive Officers of the Registrant

Response to Comment 3
Section 16(a) Compliance Officers and Directors
We will update  Section 16(a) compliance information in our Form 10-K for the fiscal year ending December 31, 2009.

Item 8.  Financial Statements and Supplementary Data

Report of Independent Registered Accounting Firm
Response to Comment 4
We have amended in Amendment Number 2,  our Form 10-K for the period ending December 31, 2008 (Amendment No. 1), to conform to the requirements of Rule 2-05 of Regulation S-X.  Please note that that the auditors  have revised the first sentence of the third paragraph by deleting the words – “based on our audits and the report of other auditors” that was contained in our amendment number 1.

Item 9A. Controls and Procedures
Section 1
Evaluation of Disclosure Controls and Procedures

Response to Comment 5
Please note that our original Form 10-K filing for Fiscal Year 2008 and our Form 10-Q for the quarterly period ended September 30, 2009, contained scrivener’s errors, in which we inadvertently stated that: (a) our disclosure controls and procedures were ineffective, when in fact we meant to state that they were effective; and (b) our internal controls over financial reporting were effective, when in fact we meant to state that they were ineffective. In amendment number 1 to Form 10-K for the period ending December 31, 2008 (and continuing with amendment number 2 to Form 10-K for the period ending December 31, 2008), we corrected the scrivener’s errors to state that: (a) our disclosure controls and procedures were effective; and (b) our internal controls over financial reporting were ineffective because of material weaknesses in our internal controls. We stated that our disclosure controls were effective because we had the structure in place to ensure that information that we are required to disclose in our reports is accumulated and communicated to our Chief Executive Officer/Chief Financial Officer to allow timely decisions regarding our required disclosure and the timely filing of our SEC reports, which in fact we have made.

Section 2
Management’s Annual Report on Internal Control over Financial Reporting

Response to Comment 6
Our discussion in the second paragraph of Section 2 and in Item 9B contained a scrivener’s error in which we inadvertently referred to Disclosure Controls and Procedures, when in fact we meant to refer to Internal Controls over Financial Reporting.  We have amended our disclosure in Amendment No. 2 to our Form 10-K for the period ending December 31, 2008 in this regard to state “Internal Controls over Financial Reporting”.

Response to Comment 7
We have amended our Form 10-K filing to discuss the material weaknesses in our internal control over financial reporting and the steps we have and/or will take regarding each of the material weaknesses.  Please note that in February 2010 we hired a Controller.

Form 10-Q Amendment No. for the Quarterly Period Ended September 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

ReceptoPharm

Response to Comment 8
We will expand our disclosures to provide for each project the costs incurred during each period presented in the financial statements and ensure that the information provided agrees to the research and development expense on the financial statements, beginning with our Form -10-K for the period ending December 31, 2009.   Additionally, we will reconcile the project title to the projects discussed in the business section, beginning with our December 31, 2009 Form 10-K.

Exhibit 31.1

Response to Comment 9
We will conform the certification language to Item 601(b)(31) of Regulation S-K, specifically paragraph 4(b), as it appears in amendment number 1 to our Form 10-K for the Fiscal Year ending December 31, 2008, beginning with our Form 10-K for the Fiscal Year ending December 31, 2009.

Sincerely yours,

Rik Deitsch
Chief Executive Officer